UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.     )*

PROS Holdings, Inc.
Common Stock
74346Y 103
12/31/14

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74346Y 103

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ronald F. Woestemeyer and Mariette M. Woestemeyer
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States of America
	5	Sole Voting Power 4,125,219
	6	Shared Voting Power 0
	7	Sole Dispositive Power 4,125,219
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,155,219
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	13.6%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 74346Y 103

Item 1.
(a) Name of Issuer
PROS Holdings, Inc.
(b) Address of Issuer’s Principal Executive Offices
3100 Main Street, Suite 900, Houston, TX 77002

Item 2.
(a) Name of Person Filing
Ronald F. Woestemeyer and Mariette M. Woestemeyer
(b) Address of Principal Business Office or, if none, Residence
3100 Main Street, Suite 900, Houston, TX 77002
(c) Citizenship
United States of America
(d) Title of Class of Securities
Common Stock, par value $0.001 per share
(e) CUSIP Number
74346Y 103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)     ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)     ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)     ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)     ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)    ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)     ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)    ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)     ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)     ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 74346Y 103

Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) The aggregate amount beneficially owned is 4,155,219 shares which consist of: (i) 931,934 shared held in the Ronald F Woestemeyer and Mariette M. Woestemeyer - TIC; (ii) 1,000,000 shares held in the RMW 2009 Gift Trust LLC; (iii) 419,351 shares held in the RMW 2007 ILIT LLC; (iv) 603,548 shares held in the RMW - R 2007 Trust LLC; (v) 690,619 RMW - M 2007 Trust LLC; (vi) 226,522 shares held in the RMW 2012 Dynasty Trust LLC; (vii) 236,266 shares held in the RMW 2012 Legacy Trust LLC; (viii) 30,000 stock options held at a separate brokerage firm by Mrs. Woestemeyer with the right to buy, which are immediately exercisable; and (ix) 16,979 shares of common stock held by Mrs. Woestemeyer at a separate brokerage firm derived from three restricted stock unit grants that have vested.

Mrs. Woestemeyer disclaims beneficial ownership of the shares held in the RMW 2012 Legacy Trust LLC, and sole beneficial ownership in the RMW 2009 Gift Trust LLC. Mr. Woestemeyer disclaims beneficial ownership of the shares held in the RMW - M 2007 Trust LLC, sole beneficial ownership in the RMW 2009 Gift Trust LLC, and the shares issuable upon the exercise of the stock options held by Mrs. Woestemeyer.

(b) Percent of class: 13.6%

(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
4,125,219
(ii) Shared power to vote or to direct the vote
0
(iii) Sole power to dispose or to direct the disposition of
4,125,219
(iv) Shared power to dispose or to direct the disposition of
0

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable
Item 8. Identification and Classification of Members of the Group
Not applicable

CUSIP No. 74346Y 103

Item 9. Notice of Dissolution of Group
Not applicable

Item 10. Certification
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 17, 2015

/s/ Damian W. Olthoff, attorney-in-fact for Ronald F. Woestemeyer

/s/ Damian W. Olthoff, attorney-in-fact for Mariette M. Woestemeyer